September 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Comment Letter dated August 25, 2016 regarding
Amendment No. 1 to Registration Statement on Form S-1
of Forterra, Inc. Filed August 15, 2016 (File No. 333-212449)

Dear Ms. Long:

Forterra, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2016 (the “Prior Filing”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 2 to the Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against the Prior Filing.

General

1.	We note your response to comment 2 of our letter dated August 3, 2016 indicating your clay operations are not material mining operations and that additional disclosure under Industry Guide 7 is not warranted. Please clarify your property disclosures by including in your filing, if true, a statement indicating your company does not own any interest in the past or present Heidelberg Cement AG mining properties, such as Hanson, Lehigh, Calaveras, Cadman, or Mission Valley, that mine limestone, granite, sand and gravel or produce crushed rock.

Response:

We note the Staff’s comment and respectfully advise the Staff that, as disclosed on pages 13-14, 91-92 and 131 of the Amendment and in the unaudited pro forma condensed combined financial information, Lone Star has entered into an agreement with an unaffiliated third party to contribute our bricks business to a joint venture with the unaffiliated third party and, in connection with that agreement, prior to the consummation of the offering, we will distribute our bricks business to a Lone Star affiliate. The result of the foregoing is that, upon consummation of the offering, we will not have any profit or other interest in our then-former bricks business or in the joint venture that holds the bricks business, and we will have no relation to or business affiliation with our then-

former bricks business or the joint venture other than the temporary and limited contractual arrangements noted in the referenced disclosure. Therefore, other than in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our historical financial statements, we have removed the general disclosure regarding our bricks business from the Amendment to more precisely describe the business in which prospective investors will consider investing. As a result, because any mining activities and properties were specific to our bricks business, we have not included the requested disclosure regarding the past or present Heidelberg Cement AG mining properties.

Unaudited Pro Forma Condensed Combined Financial Information, page 58

2.	We note your response to comment 12 of our letter dated August 3, 2016. In regard to the advisory agreement with Hudson Advisors, please address how you intend to replace the services that were provided by this agreement and correspondingly what consideration was given as to whether incremental costs to replace these services need to be reflected in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X.

Response:

We note the Staff’s comment and advise the Staff that we have included additional disclosure regarding termination of the asset advisory agreement on page 66 of the Amendment.

3.	We note your response to comment 14 of our letter dated August 3, 2016. The range of useful lives provided in your calculations is very broad. For example, we note that machinery and equipment in adjustment 2(a) on page 67 has a range of useful lives of 1 to 20 years. Please expand your disclosures to break down the calculation into smaller components and disclose the range of useful lives for each revised category or consider providing the weighted average useful lives for each category.

Response:

We note the Staff’s comment and advise the Staff that we have updated the referenced disclosure to provide a weighted average useful life for each category of asset on pages 67, 69, 72 and 76 of the Amendment.

4.	We note your response to comments 15 and 16 of our letter dated August 3, 2016. Given that only a portion of the proceeds of the offering will be used to repay debt, please clarify why all of the shares for the offering will be included in the pro forma weighted average shares outstanding and no additional adjustment to the weighted average shares need be made in connection with the dividend. In this regard, we note that the remaining proceeds will be used for working capital and other general corporate purposes based on your disclosures on page 51. We remind you that common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma EPS.

Response:

We note the Staff’s comment and respectfully advise the Staff that we expect to use all or substantially all of the proceeds we receive in the offering to repay indebtedness, and that little, if any, of the proceeds will be used for working capital and general corporate purposes. We therefore believe it is appropriate to include all of the shares to be offered by the Company in the calculation of pro forma weighted average shares outstanding and we do not believe we need to make any additional adjustment thereto in connection with the dividend. To help clarify this point, we have revised the disclosure on pages 16 and 51 of the Amendment to clarify that all of the proceeds may be used to repay indebtedness. We acknowledge however that, to the extent our expectation changes and we intend to use more than an immaterial amount of the proceeds for working capital and other general corporate purposes, we will need to reconsider the portion of the shares to be offered by the Company that are included in the calculation of pro forma weighted average shares outstanding and whether any adjustment thereto is required in connection with the dividend.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (469) 284-8678 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Lori M. Browne

Lori M. Browne
Senior Vice President and General Counsel

Cc:	Jeff Chapman, Esq.
Peter Wardle, Esq.
Bill Wortmann, Esq.
Joshua Davidson, Esq.
Samantha Crispin, Esq.

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